UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value
(Title of Class of Securities)

G989A3109
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G989A3109	13D	Page 2 of 5

1	NAME OF REPORTING PERSON Xianyang Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
	7	SOLE VOTING POWER 2,125,111
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,125,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.01% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on an aggregate of 17,547,118 Ordinary Shares issued and outstanding as of December 31, 2021.

CUSIP No. G989A3109	13D	Page 3 of 5

Item 1.  Security and Issuer

This Schedule 13D relates to the $0.001 par value ordinary shares of Zhong Yuan Bio-Technology Holdings Limited, a corporation organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Item 2.  Identity and Background

Reporting Person:

(a)	Name: This Schedule 13D is being filed by Xianyang Chen (the “Reporting Person”).

(b)	Principal Business Address: The principal business address of the Reporting Person is No. 601, 1/F, Block 13, Shuangyushu Beli, Haidian District, Beijing, China.

(c)	Present Principal Occupation: The Reporting Person is the Chief Technical Officer of Bao Feng Bio-Technology (Beijing) Limited, the primary operating subsidiary of the Issuer.

(d)	Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the People’s Republic of China.

CUSIP No. G989A3109	13D	Page 4 of 5

Item 3.  Source and Amount of Funds or Other Consideration

In 2019, the Issuer closed on a share exchange with Zhong Yuan Investment for 100% of the shares of China Bio-Technology Holdings Limited in exchange for the issuance of 161,500,000 ordinary shares to Zhong Yuan Investment. Subsequently, on December 30, 2021, Zhong Yuan Investment transferred 2,125,111 Ordinary Shares held by it to the Reporting Person for no consideration.

Item 4.  Purpose of Transaction

The Reporting Person has held, and continues to hold, all shares of the Issuer owned by it for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)	The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)	The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

(c)	The Reporting Person has not entered into any transactions in the Ordinary Shares during the sixty days immediately prior to the filing of this Schedule 13D.

(d)	As of the date of filing of this Schedule 13D, no person, other than the Reporting Person, is known to have had the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Ordinary Shares owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. G989A3109	13D	Page 5 of 5

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2024	/s/ Xianyang Chen
Xianyang Chen